ADVANCING TO PRODUCTION TSX: POM, AMEX: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3
Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475
Tel: 218-225-4417 / Fax: 218-225-4429

NEWS RELEASE	2008-11

POLYMET AND GLENCORE SIGN STRATEGIC MARKETING AGREEMENT

GLENCORE INVESTING US$50 MILLION INTO POLYMET

Hoyt Lakes, Minnesota, September 4, 2008 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today that it has entered into a strategic partnership with Glencore AG (“Glencore”) with offices in Stamford, Connecticut. Glencore is one of the world's largest suppliers of a wide range of commodities and raw materials to industrial consumers with commercial counterparts including both producers and industrial consumers.

The strategic relationship provides:

  Glencore will purchase PolyMet’s production of concentrates, metal, or intermediate products at prevailing market terms for a minimum period of 5 years.

  Glencore will invest US$50 million into PolyMet through a convertible loan. The first $25 million is available immediately, for the continued development of PolyMet’s NorthMet Project, with an additional US $25 million available upon publication of the final EIS.

  Glencore will appoint a technical advisor to PolyMet’s Technical Steering Committee, which is responsible for technical oversight of the project.

Closing of the transaction is subject to regulatory approval, acceptance by the Board of Directors of both companies, and execution of detailed transaction documentation.

PolyMet controls 100% of the NorthMet copper-nickel-precious metals ore-body and owns the nearby Erie Plant and associated infrastructure located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota. PolyMet is seeking environmental and operating permits to enable it to commence production of copper, nickel and platinum group metals anticipated in 2010.

Glencore International AG is a privately held company owned by its management and employees. Headquartered in Baar, Switzerland, in its marketing operations Glencore International AG directly or indirectly employs over 2,000 people worldwide in some 50 offices in over 40 countries. In its industrial operations Glencore International AG directly or indirectly employs over 60,000 people in 19 plants in 12 countries.

William Murray, Executive Chairman of PolyMet stated, “These strategic agreements with Glencore are major milestones in the development of PolyMet and are the culmination of about eighteen months of discussion and getting to understand one another. Glencore’s investment of $50 million into PolyMet is a statement of confidence in our team’s ability to execute our plans.”

Financing Agreement Detail Summary:

  The senior secured convertible debentures, which can be subordinated to senior construction financing, are convertible into PolyMet common stock at US$4.00 per share. The debt carries an interest rate of 12-month US Dollar London Interbank Offered Rate (LIBOR) plus 4% and is due on August 31, 2011. Interest payments due on or before August 31, 2009 can be in cash or kind at PolyMet’s option. PolyMet can prepay if PolyMet’s stock trades at a 20-day volume weighted average price of US$6.00 or more, at which time Glencore would have 30 days in which to convert or be repaid.

  PolyMet will issue to Glencore warrants to acquire 6.25 million shares of PolyMet stock at US$5.00 if exercised before the project starts production, or US$6.00 after the commencement of production. These warrants may be exercised at any time until August 31, 2011 and, if exercised, would contribute an additional US$31.25 million prior to production of initial concentrates, or US$37.50 million after completion. PolyMet can accelerate warrant exercise if PolyMet’s volume-weighted 20-day average stock price trades at a 50% premium to the conversion price applicable at the time.

  Upon full conversion of the loan and exercise of the warrants, Glencore would own 18.75 million shares of PolyMet, representing approximately 10.5% of PolyMet’s issued capital diluted for all options and warrants currently outstanding.

Joe Scipioni, PolyMet President and CEO observed, “Glencore’s technical team has considerable experience with advanced metallurgical processes and we welcome their input to our project. It is very gratifying to see Glencore, a worldwide leader in non-ferrous metal processing and marketing, making a significant investment of time, talent, and money into PolyMet.”

He continued, “These transactions with Glencore ensure that we can market our products effectively and are well financed through completion of critical project engineering and procurement. After more than 3 years and $15 million of environmental design, testing, modeling, and studying, the State of Minnesota is nearing completion on its commitment to deliver a comprehensive and defensible EIS, so that permits can subsequently be issued in a timely fashion and hundreds of new jobs can begin. This type of investment into Minnesota’s mining future is exciting and welcome news, especially in these tough economic times.”

* * * * *

PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Joe Scipioni”
Joe Scipioni, President

For further information, please contact:
William Murray	Joe Scipioni
Executive Chairman	President & Chief Executive Officer
+1 (604) 669-4701	+1 (218) 225-4417
wmurray@polymetmining.com	jscipioni@polymetmining.com
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Governmental and Environmental Affairs
+1 (646) 879-5970	+1(218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

      This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.